UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Halcón Resources Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

40537Q209

(CUSIP Number)

Frank A. Lodzinski

President and Chief Executive Officer

GeoResources, Inc.

110 Cypress Station Drive, Suite 220

Houston, Texas 77090

(281) 537-9920

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 24, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 40537Q209	Page 2 of 8

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) GeoResources, Inc. 84-0505444
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds Not Applicable (See Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Colorado
Number of shares beneficially	(7)	Sole voting power -0-
	(8)	Shared voting power 110,000,001*
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 110,000,001* shares of Common Stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 60.9%**
(14)	Type of reporting person (see instructions) CO

*	The Reporting Person has entered into a voting agreement with the holder of these shares of the Issuer pursuant to which such stockholder has granted the Reporting Person an irrevocable proxy.
**	As reported by the Issuer in its definitive Proxy Statement filed with the Securities and Exchange Commission on April 12, 2012.

CUSIP No. 40537Q209	SCHEDULE 13D	Page 3 of 8

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Shares”), of Halcón Resources Corporation, a Delaware corporation (the “Issuer” or “Halcón”). The Issuer’s principal executive offices are located at 1000 Louisiana, Suite 6700, Houston, Texas 77002.

Item 2. Identity and Background.

(a) – (c) This Schedule 13D is being filed by GeoResources, Inc., a Colorado corporation (“GeoResources”). The address of the principal office of GeoResources is 110 Cypress Station Drive, Suite 220, Houston, Texas 77090. The principal business of GeoResources is an independent oil and gas company engaged in the exploration and development of oil and natural gas reserves.

The name and principal occupation of the directors and executive officers of GeoResources as of the date hereof are as set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with GeoResources. The business address of each of the executive officers is 110 Cypress Station Drive, Suite 220, Houston, Texas 77090.

Name	Principal Business or Occupation

Executive Officers

Frank A. Lodzinski	Chairman and Chief Executive Officer

Howard E. Ehler	Chief Financial Officer

Robert J. Anderson	Director, Executive Vice President – Engineering & Acquisitions and Chief Operating Officer (Northern Division)

Timothy D. Merrifield	Executive Vice President – Geology & Geophysics

Francis M. Mury	Executive Vice President – Chief Operating Officer ( Southern Division)

Non-Employee Directors		Address

Michael A. Vlasic	Chief Executive Manager of Vlasic Investments L.L.C.	38710 Woodward Ave., Ste. 100 Bloomfield Hills, MI 48304

Jay F. Joliat	Private Investor	36801 Woodward Ave.; Ste. 301 Birmingham, MI 48009

Nicholas L. Voller	Shareholder with Voller Lee & Associates, P.C., a CPA firm	P.O. Box 1387 Williston, ND 58802-1387

Donald J. Whelley	Managing Member of DJW Advisors, LLC	134 Cedar Road Wilton, CT 06897

Bryant W. Seaman, III	Managing Director of Bessemer Trust	630 Fifth Avenue New York, NY 10111

CUSIP No. 40537Q209	SCHEDULE 13D	Page 4 of 8

(d) – (e) During the past five years, none of GeoResources or, to the best its knowledge, any of its executive officers and directors identified above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of GeoResources or, to the best of its knowledge, any of its executive officers and directors identified above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) GeoResources is a Colorado corporation. All of the directors and executive officers set forth above are United States citizens.

Item 3. Source and Amount of Funds or Other Consideration.

Not Applicable.

Item 4. Purpose of the Transaction.

On April 24, 2012, GeoResources entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Halcón Resources Corporation, a Delaware corporation (“Halcón”), Leopard Sub I, Inc., a Colorado corporation and wholly-owned subsidiary of Halcón (“Merger Sub”), and Leopard Sub II, LLC, a Delaware limited liability company and wholly-owned subsidiary of Halcón (“Second Merger Sub”), pursuant to which Halcón has agreed to acquire all the issued and outstanding shares of common stock of GeoResources for the consideration set forth in the Merger Agreement. Under the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into GeoResources, with GeoResources surviving as a direct wholly-owned subsidiary of Halcón (the “Merger”), and shortly thereafter GeoResources will merge with and into the Second Merger Sub, with Second Merger Sub surviving as a direct wholly-owned subsidiary of Halcón (the “Second Merger”).

Concurrent with, and in order to induce GeoResources to enter into the Merger Agreement, GeoResources entered into a Voting Agreement with HALRES LLC (“HALRES”), a Delaware limited liability company and majority shareholder in Halcón (the “Voting Agreement”) with respect to all of the shares of Halcón’s common stock that is currently or will be beneficially owned by HALRES (“Voting Agreement Shares”). During the term of the Voting Agreement, HALRES has agreed, among other things, to (1) vote all Voting Agreement Shares in favor of the approval and adoption of the Merger Agreement and the approval of any other transactions contemplated by the Merger Agreement; (2) subject to certain exceptions, not sell or transfer the Voting Agreement Shares until the Voting Agreement terminates; and (3) not

CUSIP No. 40537Q209	SCHEDULE 13D	Page 5 of 8

enter into any other voting arrangement with respect to the Voting Agreement Shares or take any other action that would restrict, limit or interfere with the performance of its obligations under the Voting Agreement. The Voting Agreement terminates (1) at the closing of the Merger or (2) if the Merger Agreement is terminated in accordance with its terms. The Voting Agreement also includes the grant by HALRES of an irrevocable proxy to Frank A. Lodzinski, Chief Executive Officer of GeoResources (and any other individual who may be designated by GeoResources) to vote and exercise all voting rights with respect to the matters described above.

A copy of the Voting Agreement is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the Voting Agreement are qualified in their entirety by reference to the Voting Agreement.

Item 5. Interest in Securities of the Issuer.

(a) – (b) The response of GeoResources to rows (7) through (13) of the cover page of this Schedule 13D are referenced herein. As of the date hereof, GeoResources does not own any Shares. GeoResources may, however, be deemed to have shared voting power with respect to 110,000,001 Shares of Halcón, which are subject to the Voting Agreement described above in Item 4. The Voting Agreement Shares include 36,666,667 shares of Halcón common stock which HALRES may acquire upon the exercise of a warrant. The Voting Agreement Shares represent 60.9% of the outstanding Shares (which, for purposes of calculation, assume the exercise of the 36,666,667 Shares underlying the warrant held by HALRES) as reported by Halcón in its definitive Proxy Statement filed with the Securities and Exchange Commission on April 12, 2012.

The filing of this Schedule 13D by GeoResources shall not be considered an admission that GeoResources, for any or all purposes, is the beneficial owner of any of the Shares covered by this Schedule 13D.

(c) Except as set forth in this Schedule 13D with reference to the Merger Agreement and the Voting Agreement, none of GeoResources or, to its knowledge, any of its directors or officers listed in Item 2(a) – (c), has effected any transaction in the Shares during the past 60 days.

(d) As disclosed in this Schedule 13D, the Voting Agreement Shares are owned by HALRES. GeoResources’ interest in the Voting Agreement Shares is limited to the Voting Agreement, and GeoResources does not have a pecuniary interest in the Voting Agreement Shares. GeoResources does not have any knowledge whether any other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Voting Agreement Shares.

(e) Not applicable.

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Item 6. Contracts, Arrangements or Relationships with Respect to the Securities of the Issuer.

Other than as described in this Schedule 13D and in the agreements and documents attached as exhibits hereto or incorporated herein by reference, to the knowledge of GeoResources, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the existence of which would give another person voting or investment power over the securities of the Issuer.

Item 7. Exhibits

The following exhibits are included with this Amendment:

Exhibit No.	Description

99.1	Voting Agreement dated April 24, 2012, incorporated by reference to Exhibit 2.2 to Current Report on Form 8-K of GeoResources, Inc. filed with the Securities and Exchange Commission on April 25, 2012.

SIGNATURES

After reasonable Inquiry, and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

GEORESOURCES, INC.

	By:	/s/ Frank A. Lodzinski
	Name:	Frank A. Lodzinski
Date: May 4, 2012	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Voting Agreement dated April 24, 2012, incorporated by reference to Exhibit 2.2 to Current Report on Form 8-K of GeoResources, Inc. filed with the Securities and Exchange Commission on April 25, 2012.